# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, Michigan (MI), 48226
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 8,107,214; shared voting power 0; sole dispositive power 8,545,286; shared dispositive power 162; aggregate amount beneficially owned 8,549,024 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 Woodward Avenue Detroit MI 48226

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 383 Madison Avenue,,New York, NY 10179
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 8549024
Percent of class: 5.6
Sole power to vote or to direct the vote: 8107214
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8545286
Shared power to dispose or to direct the disposition: 162

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
J.P. Morgan Alternative Asset Management Inc.;
J.P. Morgan Investment Management Inc.;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (07/24/2025)